                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          American Pacific Corporation
                          ----------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    028740108
                                 --------------
                                 (CUSIP Number)

Mr. J. Ezra Merkin                          With a copy to:
Gabriel Capital, L.P.                       Lawrence G. Goodman, Esq.
450 Park Avenue, Ste. 3201                  Swidler Berlin Shereff Friedman, LLP
New York, New York  10022                   919 Third Avenue
(212) 838-7200                              New York, New York 10022
                                            (212) 758-9500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 10, 1999
                     ---------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), (f) or (g), check the following: [x].

Note: One copy and an EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No.  028740108                                           Page 2 of 7 Pages
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Gabriel Capital Corporation
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      |_|

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                       7       SOLE VOTING POWER

   NUMBER OF           ---------------------------------------------------------
    SHARES             8       SHARED VOTING POWER
 BENEFICIALLY                  851,460
   OWNED BY            ---------------------------------------------------------
     EACH              9       SOLE DISPOSITIVE POWER
   REPORTING
    PERSON             ---------------------------------------------------------
      WITH             10      SHARED DISPOSITIVE POWER
                               851,460
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         851,460
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     |_|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 028740108                                            Page 3 of 7 Pages
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         J. Ezra Merkin
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      |_|
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                       7       SOLE VOTING POWER
                               577,237
   NUMBER OF           ---------------------------------------------------------
    SHARES             8       SHARED VOTING POWER
 BENEFICIALLY                  851,460
   OWNED BY            ---------------------------------------------------------
     EACH              9       SOLE DISPOSITIVE POWER
   REPORTING                   577,237
    PERSON             ---------------------------------------------------------
      WITH             10      SHARED DISPOSITIVE POWER
                               851,460
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         1,428,697
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     |_|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         17.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

                  This Amendment No. 1 to the Statement on Schedule 13D (as defined below) amends and supplements the Statement on Schedule 13D relating to the event date of May 19, 1999 (the "Schedule 13D"), filed by Gabriel Capital Corporation and J. Ezra Merkin, relating to the common stock (the "Common Stock") of American Pacific Corporation (the "Issuer"). Capitalized terms used and not defined herein shall have the meanings assigned thereto in the Schedule 13D. The address of the Issuer is 3770 Howard Hughes Parkway, Suite 300, Las Vegas, Nevada 89109.

Item 3.           Source and Amount of Funds

                  Item 3 is hereby amended to add the following:

                  Since April 22, 1999, Gabriel purchased an aggregate of 261,348 shares of Common Stock at an aggregate cost of $2,090,784 using its own funds. Since April 22, 1999, Ariel Fund purchased an aggregate of 385,552 shares of Common Stock at an aggregate cost of $3,084,416 using its own funds. See Item 5.

Item 4.           Purpose of the Transaction

                  Item 4 is hereby amended and restated in its entirety as follows:

                  All of the shares of Common Stock reported herein were acquired for investment purposes. Each of the Reporting Persons may acquire or dispose of securities of the Issuer, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by the Reporting Persons, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions. The Reporting Persons intend to attempt to influence the Issuer to maximize shareholder value by seeking an acquisition of the Issuer by a third party.

                  Except for the foregoing, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons retain their respective rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.           Interest in Securities of the Issuer

                  Item 5 is hereby amended and restated in its entirety as follows:

                  (a) and (b)

                               Page 4 of 7 Pages
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                  Gabriel Capital, as Investment Advisor to Ariel Fund, has the
power to vote and to direct the voting of and the power to dispose and direct the disposition of the 851,460 shares of Common Stock held by Ariel Fund. Accordingly, Ariel may be deemed to be the beneficial owner of 851,460 shares of Common Stock, or 10.5% of the outstanding shares of Common Stock.

                  As the General Partner of Gabriel, Merkin has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 577,237 shares of Common Stock held by Gabriel. In addition, as the sole shareholder and president of Gabriel Capital, Merkin may be deemed to have the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 851,460 shares of Common Stock held by Ariel Fund. Accordingly, Merkin may be deemed to be the beneficial owner of 1,428,697 shares of Common Stock, or 17.6% of the outstanding shares of Common Stock.

                  The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 8,131,037 outstanding shares of Common Stock of the Issuer as of April 30, 1999, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 1999.

                  In addition, an employee of the Reporting Persons is the beneficial owner of less than 0.1% of the Common Stock.

                  (c) The transactions in the Common Stock by the Reporting Persons since the filing of the 13D are set forth on Annex A hereto.

                  (d)      Not Applicable.

                  (e)      Not Applicable.

                               Pages 5 of 7 Pages
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Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            GABRIEL CAPITAL CORPORATION

                                            By: /s/ J. Ezra Merkin
                                                --------------------------------
                                                Name:  J. Ezra Merkin
                                                Title: President

                                                /s/ J. Ezra Merkin
                                                --------------------------------
                                                J. EZRA MERKIN
Dated: June 15, 1999

                               Pages 6 of 7 Pages

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                                     Annex A

                     Purchases and Sales of Shares of Common Stock since the filing of the 13D

                                                         Number of Shares
                  Price          Aggregate               ----------------
                  Per            Share
Date              Share          Amount             Ariel Fund          Gabriel
----              -----          ------             ----------          -------
6/10/99(1)        $8.00          646,900             385,552             261,348

---------------
(1) Privately negotiated purchase

                                Page 7 of 7 Pages

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